                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13G
                                (Rule 13d-102)


           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 1) (1)

                          Abacus Direct Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 002553 10 5
                 --------------------------------------------
                                (CUSIP Number)

                                 ------------




                              Page 1 of 5 pages
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CUSIP No.  002553105                      13G                  Page 2 of 5 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Karl M. Friedman
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     5,000
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH                     SOLE DISPOSITIVE POWER

          REPORTING
                               7     5,000
            PERSON             ------------------------------------------------
                                     SHARED DISPOSITIVE POWER
            WITH

                               8     -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      5,000
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      less than .1%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!



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ITEM 1(a).       NAME OF ISSUER:

                 Abacus Direct Corporation (the "Company").

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 8774 Yates Drive, Westminster, Colorado 80030.

ITEM 2(a).       NAME OF PERSON FILING:

                 Karl M. Friedman

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 4030 South Hudson Way, Englewood, Colorado 80110.

ITEM 2(c).       CITIZENSHIP:

                 Karl M. Friedman is a citizen of the United States.

ITEM 2(d).       TITLE OF CLASS OF SECURITIES:

                 Common Stock, $.001 par value (the "Common Stock").

ITEM 2(e).       CUSIP NUMBER:

                 002553 10 5.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Not applicable.

ITEM 4.          OWNERSHIP.

                 (a)      Amount beneficially owned:
                          5,000 shares of Common Stock (Excludes 4,590 and 4,590 shares (collectively, the "Trust Shares") of Common Stock owned by The Alison Nicole Friedman Trust and The Ashley Friedman Trust, respectively. Mr. Friedman disclaims beneficial ownership of such shares.).

                 (b)      Percent of class:
                          Less than .1% (based upon 9,578,628 outstanding shares of Common Stock as reflected in the Company's quarterly report on Form 10-Q filed by the Securities and Exchange Commission by the Company for the quarterly period ended September 30, 1997).

                 (c)      Number of shares as to which such person has:

                          (i)     Sole power to vote or to direct the
                                  vote:  5,000 (excludes the Trust Shares).



                               Page 3 of 5 Pages
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                       (ii)      Shared power to vote or direct the
                                 vote: 0.

                       (iii)     Sole power to dispose or to direct
                                 the disposition of: 5,000 (excludes
                                 the Trust Shares).

                       (iv)      Shared power to dispose or to
                                 direct the disposition of: 0.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Mr. Friedman has ceased to be the beneficial owner of more than 5% of the Common Stock.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

ITEM 10.         CERTIFICATION.

                 Not applicable.





                               Page 4 of 5 Pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     January 13, 1998



                                     /s/ Karl M. Friedman
                                     -----------------------
                                     Karl M. Friedman





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